FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company
Act of 1940

1. Name and Address of Reporting Person* WARBURG, PINCUS INVESTORS, L.P.	2. Issuer Name and Ticker or Trading Symbol SYNQUEST, INC. (SYNQ)		6. Relationship of Reporting Person to Issuer (Check all applicable)

(Last) (First) (Middle) 466 Lexington Avenue	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement For Month/Year 11/15/02	☒ Director ☐ Officer (give title below)	☒ 10% Owner ☐ Other (Specify below)
(Street)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check applicable line)
☐ Form Filed by One Reporting Person
New York, NY 10017			☒ Form Filed by More Than One Reporting Person
(City) (State) (Zip)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (7-02)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expira- tion Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares

Series A Convertible Preferred Stock	2.50	11/15/02	A		686,828		11/15/02		Common Stock	686,828	2.50	686,828	(1)	(2)

  Explanation of Responses:

    (1) The stockholder is Warburg, Pincus Investors, L.P. (“WPI”), Warburg Pincus & Co. (“WP”) is the sole general partner of WPI. WPI is managed by Warburg Pincus LLC (“WP LLC”). The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017.

    (2) Henry Kressel and Joseph Landy, directors of the Company, are general partners of WP and managing directors and members of WP LLC. All shares indicated as owned by Henry Kressel and Joseph Landy are included because of their affiliation with the Warburg Pincus entities. Henry Kressel and Joseph Landy may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares owned by WPI. Henry Kressel and Joseph Landy disclaim beneficial ownership of all shares owned by the Warburg Pincus entities. Henry Kressel and Joseph Landy resigned as directors of the Company as of November 15, 2002 and will terminate as reporting persons under Section 16 as of that date.

	/s/ Scott Arenare	11/18/02

	**Signature of Reporting Person (1)	Date
For Warburg, Pincus Investors, L.P. by Warburg Pincus & Co., General Partner
    **  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
(Print or Type Responses) Page 2